Exhibit 21.1

List of Subsidiaries and Affiliated Entities of Quhuo Limited

Subsidiaries	Place of Incorporation
Quhuo Investment Limited	British Virgin Islands
Quhuo Technology Investment	Hong Kong
Beijing Quhuo Information Technology Co., Ltd.	PRC

VIE	Place of Incorporation
Beijing Quhuo Technology Co., Ltd.	PRC

Subsidiaries of the VIE	Place of Incorporation
Shanghai Quhuo Network Technology Co., Ltd.	PRC
Ningbo Xinying Network Technology Co., Ltd.	PRC
Nantong Runda Marketing Planning Co., Ltd.	PRC
Shanghai Yijida Network Technology Co., Ltd.	PRC
Ningbo Desheng Wanchun Network Technology Co., Ltd.	PRC
Ningbo Quhuo Network Technology Co., Ltd.	PRC
Ningbo Dagong Network Technology Co., Ltd.	PRC
Jiangxi Youke Automobile Rental Service Co., Ltd.	PRC
Shanghai Xianqiao Information Technology Co., Ltd.	PRC